SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 9)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
784109209
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 3 Pages

This Amendment No. 9 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 9”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (“SED”). Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 9 and prior amendments, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Pursuant to a settlement agreement by and between Paragon and SED, SED’s then current directors resigned, and on October 17, 2013, the following designees of Paragon were appointed to the newly constituted SED board: Dennis L. Chandler, Hesham M. Gad, Jack H. Jacobs and Samuel S. Weiser. As of the date of this Amendment No. 9, Mr. Jacobs beneficially owns 35,737 shares of SED’s Common Stock, and Mr. Chandler beneficially owns 20,000 shares of SED’s Common Stock.

In light of SED’s recent significant losses, Paragon’s designees on the newly constituted SED board will immediately commence an intensive process throughout the entire SED business with the objectives of understanding what caused SED’s financial deterioration, how to best address any identified issues, and how to best position SED going forward. Paragon anticipates that the new board will investigate and assess the business plans and objectives that the prior board and current management have in place. Paragon intends for the new board to proceed meticulously, yet expeditiously, so that the board is best prepared to do what is necessary in the near term to stabilize SED and put it in a position to return to profitability.

In the medium and long-term, Paragon anticipates that the efforts of the new board will focus on rebranding SED as a preferred partner and distributor to today’s leading vendors and resellers. The new board will focus on rationalizing SED’s cost structure to match its business volume. Going forward, we anticipate that the new board will focus on realigning the specific aspects of SED’s business to its capabilities and market needs; wherever possible, reducing SED’s reliance on indirect distribution, which effectively gives precious margin dollars to its competitors; moving SED up the supply chain to offer more value added services; and, when attractive, having SED become a secondary supplier in order to develop relationships with strategic vendors.

Paragon does not currently have any plans or proposals that would result in an extraordinary corporate transaction, such as a merger of SED or a sale of all or a portion of its business or assets.

The Reporting Persons may in the future acquire additional shares of common stock of SED or dispose of some or all of the shares of common stock of SED held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in SED, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, whether in their capacities as shareholders of SED or through their designees on the board of directors of SED. When Paragon’s designees on the SED board of directors implement any such plans or proposals, we anticipate that any required public disclosures will be made directly by SED.

CUSIP No. 784109209	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated: October 18, 2013

GAD PARTNERS FUND LP,
by Gad Capital Management LLC,
its General Partner

By:	/s/ Hesham Gad
Name:	Hesham Gad
Title:	Managing Partner

GAD CAPITAL MANAGEMENT LLC

By:	/s/ Hesham Gad
Name:	Hesham Gad
Title:	Managing Partner

PARAGON TECHNOLOGIES, INC.

By:	/s/ Hesham Gad
Name:	Hesham Gad
Title:	Chairman